Filed by Office Depot, Inc.

Commission File No. 1-10948

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No. 1-05057

Date: June 4, 2013

CONTACT:

Richard Leland

Investor Relations

561.438.3796

richard.leland@officedepot.com

Brian Levine

Public Relations

561.438.2895

brian.levine@officedepot.com

OFFICE DEPOT ANNOUNCES SALE OF JOINT VENTURE STAKE IN

OFFICE DEPOT DE MEXICO TO GRUPO GIGANTE

Sale of its 50 Percent Stake for Approximately $690 Million

Represents Significant Value for Shareholders

Boca Raton, Fla., June 4, 2013 — Office Depot, Inc. (NYSE: ODP), a leading global provider of office supplies and services, today announced that it has reached a definitive agreement to sell its 50% stake in Latin American Joint Venture Office Depot de Mexico S.A. de C.V. to Grupo Gigante, S.A.B. de C.V. (GIGANTE.MX) for the Mexican Peso amount of 8,777.36 million in cash.

The deal is conditional on receiving Mexican regulatory approval and Grupo Gigante S.A.B. de C.V. shareholder approval which Office Depot believes will be secured within 30 days. After the transaction closes, Grupo Gigante, S.A.B. de C.V. and its affiliates will have 100% ownership of Office Depot de Mexico.

In accordance with the terms of its planned merger agreement with OfficeMax, announced on February 20, 2013, Office Depot obtained the required consent from OfficeMax to proceed with the sale.

“Grupo Gigante has been a wonderful partner in Mexico for almost 20 years,” said Steve Schmidt, President of International for Office Depot. “Over the past year, we have been actively exploring with them ways to illuminate the value of this business through a potential IPO. Through the process, they expressed a desire to own the business outright that culminated in the sale announced today.”

“We believe that this transaction represents a very attractive value for our shareholders,” said Mike Newman, Executive Vice President and Chief Financial Officer for Office Depot. “We expect to use the estimated $550 million in net after-tax proceeds from the sale to redeem 50% of the Company’s convertible preferred shares held by BC Partners, Inc. and its affiliates upon receiving shareholder approval of the planned merger with OfficeMax, as well as to redeem the $150 million of maturing 6.25% bonds due in August 2013. Importantly, this transaction will significantly enhance the liquidity position of the combined Company following the planned merger.”

Office Depot de Mexico, founded in 1994 as a joint partnership between Office Depot and Grupo Gigante, has more than 248 stores throughout Mexico and Central America and over $1.1 billion in annual sales. Office Depot accounts for its investment in Office Depot de Mexico using the equity method and the 50% share of Office Depot de Mexico’s net income is presented in the Company’s “Miscellaneous income, net” line in the Consolidated Statement of Operations. The acquired stores will maintain the Office Depot brand following the closing of the transaction.

Office Depot’s exclusive financial advisor for the transaction was BofA Merrill Lynch.

Grupo Gigante has a 50-year history of expanding its business through the acquisition of commercial chains and the creation of strategic alliances, the incorporation of different formats and even entering the fields of Central and South America. Aside from Office Depot stores, the company currently runs The Home Store, Panda Express, Gigante Grupo Inmobiliario, Restaurantes Toks, PetCo, Cup Stop and Align Pro in Mexico.

About Office Depot

Office Depot provides office supplies and services through 1,628 worldwide retail stores, a dedicated sales force, top-rated catalogs, and global e-commerce operations. Office Depot has annual sales of approximately $10.7 billion, employs about 38,000 associates, and serves customers in 60 countries around the world.

Office Depot’s common stock is listed on the New York Stock Exchange under the symbol ODP. Additional press information can be found at: http://news.officedepot.com.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed merger of Office Depot, Inc. (“Office Depot”) with OfficeMax Incorporated (“OfficeMax”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT INFORMATION HAS BEEN AND WILL BE FILED WITH THE SEC

Office Depot has filed with the SEC a registration statement on Form S-4 that includes a preliminary Joint Proxy Statement of Office Depot and OfficeMax that also constitutes a preliminary prospectus of Office Depot. The registration statement has not yet become effective. Office Depot and OfficeMax plan to mail the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICE DEPOT, OFFICEMAX, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Office Depot and OfficeMax through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, FL 33496 or by calling 561-438-7878, and will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800.

PARTICIPANTS IN THE SOLICITATION

Office Depot and OfficeMax and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Office Depot and OfficeMax in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Office Depot and OfficeMax in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and Amendment No. 1 on Form 10-K/A, which are filed with the SEC. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 19, 2013, which are filed with the SEC.

OFFICE DEPOT SAFE HARBOR STATEMENT

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Office Depot, Office Depot’s transaction to sell its 50% stake in Office Depot de Mexico to Groupo Gigante, the merger and other transactions contemplated by the merger agreement, Office Depot’s long-term credit rating and its revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Office Depot, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of Office Depot’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the merger; the risks that the new businesses will not be integrated successfully or that Office Depot will not realize estimated cost savings and synergies; Office Depot’s ability to maintain its current long-term credit rating; unanticipated changes in the markets for its business segments; unanticipated downturns in business relationships with customers or their purchases from Office Depot; competitive pressures on Office Depot’s sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. Investors and shareholders should carefully consider the foregoing factors and the other risks and uncertainties that affect Office Depot’s business described in its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. Office Depot does not assume any obligation to update these forward-looking statements.